Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

September 11, 2009

SEC Mail Processing Section
SEP 21 2009
Washington, DC
121

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

[redacted]

09047025

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. September 2009 Cash Dividend,
2. Expansion of its Fuel Distribution Business with a US$82.5 Million Acquisition and a CDN$45 Million Bought Deal Equity Financing.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.

dlw 9/30

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, September 10, 2009

For Immediate Release

Mail Processing Section
SEP 21 2009
Washington, DC

September 2009 Cash Dividend

September 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of September 2009 of $0.135 per share payable on October 15, 2009. The record date is September 30, 2009 and the ex-dividend date will be September 28, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 60.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus

NEWS

TSX: SPB
Calgary, September 2, 2009

For Immediate Release

Superior Plus Announces Expansion of its Fuel Distribution Business with a US$82.5 Million Acquisition and a CDN$45 Million Bought Deal Equity Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that it has entered into an agreement to acquire certain assets which make up a retail heating oil and propane distribution business (**"Sunoco Retail Heat"**) from Sunoco, Inc. (R&M), and Sunoco, Inc. both Pennsylvania corporations, for an aggregate purchase price of approximately US$82.5 million in cash plus working capital. Closing of the acquisition is subject to customary regulatory and commercial closing conditions and is anticipated to be completed in September 2009.

Sunoco Retail Heat is a US distributor of a broad range of liquid fuels and propane gas serving markets in Pennsylvania and New York which also provides comprehensive services to its customers. Sunoco Retail Heat has a distribution network which includes the operation of two pipeline-supplied fuel terminals and 22 retail bulk plants providing up to 20 million gallons of storage capacity in its core markets. In 2008, Sunoco Retail Heat delivered approximately 160 million gallons of heating oil, gasoline, diesel fuel, kerosene and propane to a diversified customer base of 97,000 residential and commercial customers including residential homeowners, agriculture and construction companies, municipalities and schools. Sunoco Retail Heat services its customers through a modernized fleet of approximately 356 delivery and service vehicles with an average age of less than 7.5 years. Sunoco Retail Heat's management team has demonstrated significant growth both organically and through acquisitions by completing 37 transactions since 1999 while successfully managing through various economic cycles.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated that, "We are very pleased to enter into this transaction to expand our fuel distribution business as part of Superior's growth strategy. Sunoco Retail Heat's business operations in Pennsylvania and New York are an excellent strategic fit and are complementary to Superior's existing propane distribution operations in Canada. In addition to increasing residential and commercial heating oil products and services, Sunoco Retail Heat's distribution network will expand Superior's fuel distribution footprint into the United States."

The heating oil and propane distribution business is highly fragmented throughout the north-eastern United States and eastern Canada. Superior intends to pursue additional acquisition and consolidation opportunities in the industry, enhance Sunoco Retail Heat's propane and service offerings as well as expand heating oil distribution at some of Superior Propane's current locations.

Sunoco Retail Heat's fuel distribution mix consists of approximately 81% distillates (principally heating oil and diesel fuel), 15% gasoline, and 4% propane based upon 2008 volumes. Sunoco Retail Heat has a diversified customer profile consisting of 88% residential customers and 12% commercial customers. Similar to Superior Propane's operations, Sunoco Retail Heat provides its customers with a full service offering of reliable fuel delivery and high quality heating, ventilation, and air conditioning support services.

The transaction after accounting for the equity offering is expected to be accretive to Adjusted Operating Cash Flow per share ("AOCF") adding approximately 2 cents per share based on 2010 forecasted projections. The 12 month trailing EBITDA up to June 30, 2009 was approximately US$14 million The proposed acquisition of Sunoco Retail Heat is expected to increase Superior's AOCF and expand its geographic and market diversification providing additional support for a stable dividend in the future.

In addition, Superior is pleased to announce that it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters co-led by TD Securities Inc., Scotia Capital Inc., and National Bank Financial Inc., and including CIBC, BMO Capital Markets and Cormark Securities Inc. for an offering of 3,970,000 common shares at $11.35 per share to raise gross proceeds of approximately $45 million. Closing is expected to occur on or about September 23, 2009 and is subject to customary regulatory approvals. Superior has also granted the underwriters a 15% over-allotment option to purchase, on the same terms, up to an additional 595,500 of Superior shares. This option is exercisable, in whole or in part, by the underwriters at any time up to 30 days after closing. If the option is exercised in full, the total gross proceeds raised under this offering will be approximately $52 million. Closing of the financing is not subject to the successful completion of the Sunoco acquisition. The remainder of the purchase price will be financed by Superior drawing on its $570 million syndicated credit facility.

Conference Call

Superior will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the acquisition of Sunoco Retail Heat at 7:30 a.m. MST on September 2, 2009. To participate in the call, dial: 1-800-731-5319. A recording of the call will be available for replay until midnight, October 3, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code: 21313980, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com.

Corporate Presentation

A corporate presentation discussing the acquisition of Sunoco Retail Heat can be found on Superior's website at www.superiorplus.com under the presentation section.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 60.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the completion and proposed timing of the acquisition of Sunoco Retail Heat (the "Acquisition"), Superior's business strategy including future plans to expand the acquired Sunoco Retail Heat's facilities; the perceived benefits of the Acquisition, future adjusted operating cash flows and future dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the Acquisition, the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.